Filed by Property Solutions Acquisition Corp.

pursuant to Rule 425 under the Securities Act of 1933, as

amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company:

Property Solutions Acquisition Corp. (SEC File No.: 001-39395)

Date: June 25, 2021

Faraday Future Announces Effectiveness of Registration Statement for the Business Combination of FF and Property Solutions Acquisition Corp.

●	Special Meeting of Property Solutions Acquisition Corp. ("PSAC") will be held on July 20, 2021 to approve the business combination with Faraday Future

●	Following the closing, the combined company’s stock and warrants are expected to trade under the ticker symbols “FFIE” and “FFIEW”, respectively

●	PSAC’s stockholders as of June 21, 2021 are encouraged to submit their votes promptly. PSAC stockholders with questions on how to vote should visit http://vote.ff.com/ or contact Morrow Sodali LLC at PSAC.info@investor.morrowsodali.com.

Los Angeles, CA (June 24, 2021) - Faraday Future (“FF”), a California-based global shared intelligent mobility ecosystem company, announced today that the Registration Statement on Form S-4 filed by PSAC formally became effective. The special meeting of PSAC stockholders will be held on July 20, 2021, to approve the business combination of PSAC with Faraday Future.  Following closing, the combined company’s stock and warrants are expected to trade on NASDAQ under the ticker symbols “FFIE” and “FFIEW", respectively. The I in "FFIE" stands for Intelligent and Internet. The E represents Ecosystem and Electric. Merger to provide an estimated $1.0 billion of gross proceeds to Faraday Future (“FF”), including $230 million in cash held by PSAC in trust assuming no redemptions. Transaction is expected to fully fund the production of class defining ultimate-performance luxury electric FF 91 within 12 months of transaction close.

PSAC’s stockholder meeting is expected to be held on July 20, 2021 at 11:00 a.m. EST virtually at https://www.cstproxy.com/propertysolutionsacquisition/sm2021 to approve the business combination. PSAC stockholders who wish to participate in the PSAC stockholder meeting must register in advance at https://www.cstproxy.com/propertysolutionsacquisition/sm2021.

"The merger and listing with PSAC is an important milestone for FF, which is accomplished with the firm commitment of our employees, suppliers, global partners, and the city of Hanford, California,” said Dr. Carsten Breitfeld, Global CEO of Faraday Future. “This business combination will enable us to launch a new species, FF 91, an ultimate-intelligent tech-luxury electric vehicle, with the purpose of realizing the original intent of our founder and inviting user and shareholder participation in shaping an innovative future mobility ecosystem.“

PSAC stockholders as of the June 21, 2021 record date should submit their votes by 11:59 PM Eastern Time on July 19, 2021. Stockholders who need additional proxy materials or have questions regarding the special meeting, may contact PSAC’s proxy solicitor, Morrow Sodali, toll-free at US: 1 (800) 252-1959 or banks and brokers can call 1 (203) 658-9400, International: 1 (289) 695-3075 or send an email to PSAC.info@investor.morrowsodali.com.

The proxy statement and the voting instruction form can be accessed on the U.S. Securities and Exchange Commission ("SEC") website (www.sec.gov), and PSAC stockholders can also click on the following website to view: https://www.cstproxy.com/propertysolutionsacquisition/sm2021.

We encourage PSAC stockholders to read the final proxy statement and voting instruction form, which contains important information about the transaction with FF, the background of the merger and listing of PSAC and FF, and the reasons why the PSAC board of directors unanimously recommended PSAC’s stockholders to vote for the merger with FF. Detailed voting instructions can be found at: http://vote.ff.com/. After obtaining PSAC stockholders’ approval and meeting other customary closing conditions, the business combination is scheduled to close on July 21, 2021.

"We are very pleased to reach this milestone in the transaction process,” said PSAC chairman and Co-CEO Jordan Vogel. “We encourage PSAC’s stockholders to approve the business combination and look forward to completing the proposed transaction with FF and continuing with the next chapter of FF as a public company."

FF has been committed to promoting the transformation of the automotive industry through product and technological innovation, business model innovation, user ecosystem innovation and governance structure innovation. With I.A.I as the core driving force, FF has created a smart driving platform and a third Internet living space.

The FF 91 is FF’s flagship product offering, and features an industry-leading 1,050 HP, 0-60 mph sprint in less than 2.4 seconds, zero gravity rear seats with the industry's largest reclining seat angle of 60 degrees, and a revolutionary user experience designed to create a mobile, connected, and luxurious third Internet living space. FF 91 is scheduled to be delivered within twelve months after the business combination is closed.

Users can reserve an FF 91 now at: https://www.ff.com/us/reserve.

ABOUT FARADAY FUTURE

Established in May 2014, Faraday Future (FF) is a global shared intelligent mobility ecosystem company, headquartered in Los Angeles, California. FF's vision is to create a shared intelligent mobility ecosystem that empowers everyone to move, connect, breathe, and live freely. FF aims to perpetually improve the way people move by creating a forward-thinking mobility ecosystem that integrates clean energy, AI, the Internet and new usership models. With the FF 91, FF has envisioned a vehicle that redefines transportation, mobility, and connectivity, creating a true “third Internet living space,” complementing users’ home and smartphone Internet experience.

FOLLOW FARADAY FUTURE:

https://www.ff.com/

https://twitter.com/FaradayFuture

https://www.facebook.com/faradayfuture/

https://www.instagram.com/faradayfuture/

www.linkedin.com/company/faradayfuture

ABOUT PROPERTY SOLUTIONS ACQUISITION CORP.

Property Solutions Acquisition Corp. is a special purpose acquisition company formed for the purpose of effecting a merger, stock purchase or similar business combination with one or more differentiated businesses. The company is managed by Co-CEO’s Jordan Vogel and Aaron Feldman.

Property Solutions I is a $230 million SPAC formed in July 2020 and is traded on the NASDAQ under the ticker symbol “PSAC”.

IMPORTANT INFORMATION AND WHERE TO FIND IT

This press release relates to a proposed transaction between PSAC and FF. PSAC has filed with the Securities and Exchange Commission (“SEC”) a preliminary registration statement on Form S-4 that includes a proxy statement and prospectus of PSAC and a consent solicitation statement with respect to FF. Upon completion, the proxy statement/consent solicitation statement/prospectus will be mailed to stockholders of PSAC as of a record date to be established for voting on the proposed business combination. PSAC also will file other relevant documents from time to time regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS OF PSAC ARE URGED TO READ THE PROXY STATEMENT, PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED BY PSAC FROM TIME TO TIME WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the proxy statement/consent solicitation statement/prospectus and other documents containing important information about PSAC and FF once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by PSAC when and if available, can also be obtained free of charge by directing a written request to Property Solutions Acquisition Corp., 654 Madison Avenue, Suite 1009, New York, New York 10065.

PARTICIPANTS IN THE SOLICITATION

PSAC and FF and their respective directors and executive officers, under SEC rules, may be deemed to be participants in the solicitation of proxies of PSAC’s stockholders in connection with the proposed transaction. Investors and security holders may obtain more detailed information regarding the names and interests in the proposed transaction of PSAC’s directors and officers in PSAC’s filings with the SEC, including PSAC’s Annual Report on Form 10-K for the period ended December 31, 2020, which was filed with the SEC on March 31, 2021. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to PSAC’s stockholders in connection with the proposed business combination is set forth in the proxy statement/consent solicitation statement/prospectus for the proposed business combination. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed business combination is included in the proxy statement/consent solicitation statement/prospectus that PSAC has filed with the SEC.

NO OFFER OR SOLICITATION

This communication shall neither constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

FORWARD LOOKING STATEMENTS

This press release includes “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used in this press release, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside PSAC’s or FF’s management’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, that may affect actual results or outcomes include: the inability to complete the transactions contemplated by the proposed business combination; the inability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, the amount of cash available following any redemptions by PSAC stockholders; the ability to meet the Nasdaq’s listing standards following the consummation of the transactions contemplated by the proposed business combination; costs related to the proposed business combination; FF’s ability to execute on its plans to develop and market its vehicles and the timing of these development programs; FF’s estimates of the size of the markets for its vehicles; the rate and degree of market acceptance of FF’s vehicles; the success of other competing manufacturers; the performance and security of FF’s vehicles; potential litigation involving PSAC or FF; the result of future financing efforts and general economic and market conditions impacting demand for FF’s products. Other factors include the possibility that the proposed transaction does not close, including due to the failure to receive required security holder approvals, or the failure of other closing conditions. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the registration statement on Form S-4 and proxy statement/consent solicitation statement/prospectus discussed above and other documents filed by PSAC from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and neither PSAC nor FF undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

# # #

Contacts:

For Faraday Future

Investors:

IR@faradayfuture.com

Media:

media@faradayfuture.com

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